UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2009

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release dated July 7, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Yuqing Jing
Name:	Yuqing Jing
Title:	Corporate Secretary

Dated: July 13, 2009

Exhibit No.	Description
1.	Press release dated July 7, 2009.

Exhibit 1

Jinpan International Appoints New Independent Director

Englewood Cliffs, N.J., July 7, 2009 – Jinpan International Ltd (Nasdaq: JST), a leading designer, manufacturer and distributor of cast resin transformers for power distribution, today announced that its Board of Directors has appointed Dr. Cai Xu to the position of independent director on June 23rd, 2009. Dr. Cai will serve as an independent director until the next shareholder’s meeting, when he will then stand for reelection.

Dr. Cai is a distinguished faculty member of the School of Electronic, Information, and Electrical Engineering at Shanghai Jiaotong University, one of China’s leading research universities. He first joined the faculty of Shanghai Jiaotong University in 2002. His research focuses on the application of high power electronics in electric systems, generators, and related electrical equipment, on the automation of power distribution networks, and on wind power grid connection and conversion technology. Since 2008, he has chaired the University’s Wind Energy Research Centre. The Centre combines research expertise in the fields of electrical, mechanical, control, and oceanic engineering to create a multidisciplinary platform for the research of wind energy. The Centre provides consultation services for the Chinese government and both public and private industries. Prior to joining the faculty of Shanghai Jiaotong University, from 1988 to 2002, Dr. Cai served on the faculty of China University of Mining and Technology’s Department of Electrical Engineering, rising to the position of the vice chairman of the department. From 1983 to 1985, Dr. Cai served as a researcher at the Wuhan Power Bureau’s High Voltage Power Research Institute.

Dr. Cai received his Ph.D and master's degrees in electrical engineering from China University of Mining and Technology in 2000 and 1988. He received his bachelor’s degree in power generation and electrical systems from China South East University in 1983. To date, Dr. Cai has published some 40 articles in various academic and industry journals and is the named inventor in 3 patents issued by the People’s Republic of China.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan commented, “We are glad to have Dr. Cai join us as an independent director. Dr. Cai brings to the board rich technical and industry experience, particularly in the fields of power electronics and wind energy. As Jinpan moves up the value chain to produce more sophisticated, higher margin integrated and alternative energy products, we expect to benefit from Dr. Cai’s experience and guidance.”

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures and distributes cast resin transformers and other complementary power distribution equipment. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO14001 certifications of its primary manufacturing facilities. Its cast resin transformers are UL certified. The Company’s principal executive offices are located in Haikou, Hainan, P.R. China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information

At Jinpan International Ltd.

Mark Du

Chief Financial Officer

+201 227 0680

At ICR, Inc.:

In China:

William Zima

+86 10 6599 7969

In U.S.

Brian M. Prenoveau, CFA

+203 682 8200